Exhibit 4.5

Supplementary Agreement

This Supplementary Agreement was entered into by the following parties on August 12, 2008 in Hong Kong Special Administrative Region of the People’s Republic of China.

NEWRACE LIMITED, an investment holding company registered on August 8, 2008 in accordance with the laws of British Virgin Islands, with its registered office at Sea Meadow House, Black Burne Hightway, Road Town, and Tortola. (“NEWRACE”).

RICHBURG HOLDINGS LIMITED, an investment holding company registered on July 10, 2008 in accordance with the laws of British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola. (“RICHBURG”). RICHBURG is a wholly-owned affiliate of RICHWISE INVESTMENT FINANCIAL LIMITED, a private equity investment company.

Chu Lai Fan – a HK resident, the sole shareholder of NEWRACE.

Whereas:

NEWRACE and RICHBURG entered into a Share Subscription and Shareholders Agreement (“Shareholders Agreement”), and agreed to make total investment of RMB 350 million to establish RICHWHEEL LIMITED (“RICHWHEEL”) for the acquisition of ZHENGXING GROUP on August 10, 2008. In order to put a conclusion to the acquisition negotiation and satisfy the requirements of the regulatory authorities, the Parties agree to modify Article 2 of the Shareholders Agreement as below:

1.	RICHWHEEL shall issue 5,000 shares, par value USD 1 per share, to RICHBURG, accounting for 10% of the total shares issued by RICHWHEEL;

2.	RICHWHEEL shall issue 45,000 shares, par value USD 1 per share, to NEWRACE, accounting for 90% of the total shares issued by RICHWHEEL;

3.	RICHBURG shall allocate additional capital of RMB50 million to RICHWHEEL or CHINA WHEEL;

4.	Notwithstanding that RICHBURG shall allocate additional capital of RMB50 million to RICHWHEEL or CHINA WHEEL, NEWRACE and its shareholders shall, without compensation, be responsible for providing sufficient cash or other acquisition consideration to RICHWHEEL, with the aim of accomplishing the acquisition of ZHENGXING GROUP through CHINA WHEEL;

5.	Besides the above modification, all other clauses of the original Shareholders Agreement shall remain the same.

The supplementary agreement is executed in quadruplicate. Each of the three parties holds one counterpart while the other one is kept by RICHWHEEL for filing and future use. All originals are of the same legal effect.

Authorized representative of NEWRACE LIMITED: /s/ Zhao Tielin

Authorized representative of RICHBURG HOLDINGS LIMITED: /s/ Shi Jinlei

Chu Lai Fan: /s/ Chu Lai Fan